EXHIBIT 99.1







                                     [LOGO]


                                PUBLICIS GROUPE









                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                            (FOR THE SIX MONTHS ENDED
                                 JUNE 30, 2004)

                              PUBLICIS GROUPE S.A.

      A FRENCH SOCIETE ANONYME WITH FULLY-PAID CAPITAL OF 78 167 656 EUROS

         REGISTERED OFFICE: 133 AVENUE DES CHAMPS ELYSEES - 75008 PARIS

                    FINANCIAL YEAR: JANUARY 1 TO DECEMBER 31

                        542 080 601 RCS PARIS - APE 741J

I-    CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2004


         (IN MILLIONS OF EUROS)          NOTE    SIX        SIX        YEAR
                                                MONTHS     MONTHS     ENDED
                                                ENDED      ENDED     DEC. 31,
                                               JUNE 30,   JUNE 30,     2003
                                                 2004       2003

Reconstituted billings                          15 015     15 334     32 171

REVENUES                                         1 847     1 870      3 863

Salaries and related expenses                   (1 078)   (1 100)    (2 254)
Other operating expenses                         (445)     (456)      (932)
                                                 -----     -----      -----
Total operating expenses                        (1 523)   (1 556)    (3 186)

OPERATING INCOME BEFORE DEPRECIATION
AND AMORTIZATION                                  324       314        677

Depreciation and amortization expense
(excluding goodwill and intangibles      4.11    (58)       (65)      (124)
arising on acquisition)

OPERATING INCOME BEFORE AMORTIZATION OF
INTANGIBLES ARISING ON ACQUISITION                266       249        553

Amortization of intangibles arising on
acquisition other than goodwill                  (15)       (16)       (31)

OPERATING INCOME                                  251       233        522

NET FINANCIAL COSTS                      4.12    (34)       (33)       (60)

INCOME OF CONSOLIDATED COMPANIES BEFORE
TAXES, EXCEPTIONAL ITEMS AND GOODWILL
AMORTIZATION                                      217       200        462

Exceptional items                        4.13      3        (1)        (7)
Income taxes                             4.14    (76)       (79)      (172)

NET INCOME OF CONSOLIDATED COMPANIES              144       120        283

Equity in net income of
non-consolidated companies                         1         3          4

Net income before goodwill amortization           145       123        287

GROUP'S SHARE OF NET INCOME BEFORE
GOODWILL AMORTIZATION                             130       112        263

Goodwill amortization                            (50)       (46)      (113)

NET INCOME BEFORE MINORITY INTERESTS              95         77        174

Minority interests                               (15)       (12)       (24)

GROUP NET INCOME                                  80         65        150


PER SHARE DATA                             5
BASIC:
Number of shares, basic (thousands)              182 378    182 820    182 795
Net earnings per share                              0,44       0,36       0,82
Net earnings per share before amortization
of goodwill and intangibles arising on
acquisition                                         0,80       0,69       1,61

DILUTED:
Number of shares, diluted (thousands)            251 647    228 996    239 541
Net earnings per share- diluted                     0,39       0,32       0,75
Net earnings per share before amortization
of goodwill and other intangibles arising on        0,64       0,59       1,36
acquisition - diluted



                                       2
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II-   CONSOLIDATED BALANCE SHEET AT JUNE 30, 2004

                                       NOTE     JUNE 30,    December 31,
        (IN MILLIONS OF EUROS)                    2004          2003

Goodwill, net                           4.1           2 653          2 596
Intangible assets, net                  4.1         945            916
Property and equipment, net             4.2         480            463
Investments and other financial
assets, net                             4.3         499            481
Investments accounted for by the
equity method                           4.4          25             30

NON CURRENT ASSETS, NET                               4 602          4 486

Inventory and costs billable to
clients                                             562            416
Accounts receivable                                   3 421          3 263
Other receivables                                     1 077          1 086
Oceane redemption premium               4.5         208            215
Marketable securities                   4.6          34            196
Cash and cash equivalents                             1 074          1 219

CURRENT ASSETS                                        6 376          6 395

TOTAL ASSETS                                         10 978         10 881

                                       NOTE     JUNE 30,    December 31,
        (IN MILLIONS OF EUROS)                    2004          2003

Capital stock                                        78             78
Additional paid-in capital and
retained earnings                                   745            648


SHAREHOLDERS' EQUITY                    4.7         823            726

MINORITY INTERESTS                                   53             55

ORANES                                              495            495

PROVISIONS FOR CONTINGENCIES AND
CHARGES                                 4.8         979              1 020

Bonds, bank borrowings and overdrafts   4.9           3 060          3 188
Accounts payable                                      3 580          3 590
Accrued expenses and other liabilities                1 988          1 807

BANK BORROWINGS AND CURRENT LIABILITIES               8 628          8 585


TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                               10 978         10 881

NET FINANCIAL DEBT                      4.9           1 368          1 166



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


III- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     BETWEEN JANUARY 1, 2003 AND JUNE 30, 2004



                                                               ADDITIONAL
                                                                 PAID-IN
  NUMBER                                                CAPITAL  CAPITAL     TOTAL
 OF SHARES             (IN MILLIONS OF EUROS)           STOCK      AND     SHAREHOLDERS'
                                                                RETAINED      EQUITY
                                                                EARNINGS

              DECEMBER 31, 2002 BEFORE DEDUCTION OF       78     1 739       1 817
196 081 129   TREASURY STOCK

              Deduction of treasury stock existing at     -      (316)       (316)
(12 790 600)  December 31, 2002 (1)

              DECEMBER 31, 2002 AFTER DEDUCTION OF        78     1 423       1 501
183 290 529   TREASURY STOCK

              Dividends paid by Publicis Groupe S.A.              (44)        (44)
              Translation adjustments                     -      (366)       (366)
     81 928   Increase in capital of Publicis Groupe S.A. -        -           -
  (784 804)   Negative variance on mergers of                     (13)        (13)
              Publicis/Somarel/MLMS/MLMS2
              Consolidated net income, group interest     -       150         150
              Reclassification of ORANEs outside          -      (495)       (495)
              shareholders' equity (2)

              DECEMBER 31, 2003 BEFORE DEDUCTION OF       78      971        1 049
195 378 253   TREASURY STOCK

(13 012 389)  Deduction of treasury stock existing at     -      (323)       (323)
              December 31, 2003 (1)

              DECEMBER 31, 2003 AFTER DEDUCTION OF        78      648         726
182 365 864   TREASURY STOCK

              Dividends paid by Publicis Groupe S.A.      -       (47)        (47)
              Translation adjustments                              84          84
     40 888   Increase in capital of Publicis Groupe      -        -           -
              S.A.
              Release of Saatchi & Saatchi provisions              2           2
              Impact of consolidation of entity which
              issued the Credit Linked Notes (3)                  (6)         (6)
              Application of CNC 03-01 pensions
              recommendation (3)                                  (16)        (16)
              Consolidated net income, group interest     -        80          80

              JUNE 30, 2004 BEFORE DEDUCTION OF           78     1 068       1 146
195 419 141   TREASURY STOCK

              Deduction of treasury stock existing at
              June 30, 2004                               -      (323)       (323)
(13 029 521)  (1)
              JUNE 30, 2004 AFTER DEDUCTION OF            78      745         823
182 389 620   TREASURY STOCK

(1) FOLLOWING A DECISION MADE IN THE SECOND HALF OF 2002 TO CEASE  ALLOCATION OF
    TREASURY STOCK  EXCLUSIVELY TO EMPLOYEE STOCK PROGRAMS,  THE TREASURY SHARES
    HELD AT THE PERIOD END ARE NOW DEDUCTED FROM SHAREHOLDERS' EQUITY

(2) ORANES   RECOGNIZED  IN  THE  BALANCE  SHEET  AT  DECEMBER  31,  2002  UNDER
    SHAREHOLDERS' EQUITY ARE HENCEFORTH SHOWN OUTSIDE SHAREHOLDERS' EQUITY

(3) SEE SECTION V-1



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


IV-  CONSOLIDATED STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------
                                                         SIX        Six         Year
               (IN MILLIONS OF EUROS)                   MONTHS     months      ended
                                                        ENDED      ended      Dec. 31,
                                                       JUNE 30,   June 30,      2003
                                                         2004       2003
---------------------------------------------------------------------------------------


I- CASH FLOWS FROM OPERATING ACTIVITIES

Net income before minority interests                        95        77        174
Loss (gain) on sale of fixed assets (before tax)            (3)        1          2
Amortization of bond redemption premium and
additional interest on OBSA                                 16         9         27
Depreciation and amortization on non current assets        123       127         68
                                                       ----------------------------
SELF-FINANCING ABILITY                                     231       214        471

Equity in net income of non-consolidated companies          (1)       (3)        (4)
Dividends received from investments accounted for
under the equity method                                      -         1          1
Restructuring expenses                                     (50)      (92)      (141)
Change in working capital requirements                    (155)     (213)       232
                                                       ----------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         25       (93)       559

II- CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets  (62)      (47)      (118)
Sales of property and equipment                              3        11         22
Purchases of investments and other financial assets,
net (1)                                                     (7)       (3)      (381)
Acquisitions of subsidiaries (2)                           (81)      (30)      (200)
Disposals of subsidiaries                                    -         -          -
                                                     -------------------------------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       (147)      (69)      (677)

III- CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid to shareholders of Publicis Groupe SA       (47)      (47)       (44)
Dividends paid to minority shareholders of
subsidiaries                                               (10)      (17)       (20)
Increase in capital                                          -         -          -
Change in borrowings                                      (229)     (115)       519
Purchase of treasury stock, net of disposals                                     (5)
                                                    ---------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (286)     (179)       450

IV- IMPACT OF EXCHANGE RATE FLUCTUATIONS                    19       (21)       (83)

---------------------------------------------------------------------------------------
NET CHANGE IN CONSOLIDATED CASH FLOWS (I+II+III+IV)       (389)     (362)       249

---------------------------------------------------------------------------------------

Positive cash balances and cash equivalents at               1 415     1 205     1 205
January 1
Bank overdrafts at January 1                              (451)     (490)     (490)
                                                    ----------------------------------

Cash and cash equivalents at beginning of year             964       715        715

Positive cash balances and cash equivalents at               1 108    1 003     1 415
closing date
Bank overdrafts at closing date                           (533)     (650)      (451)
                                                    ----------------------------------

Cash and cash equivalents at closing date                  575       353        964
                                                    ----------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                   (389)     (362)       249


(1) INCLUDING (EURO)380 MILLION OF CREDIT LINKED NOTES ACQUIRED DURING THE SECOND HALF OF 2003
(2)  AFTER  DEDUCTING THE NET CASH OF THE COMPANIES  ACQUIRED
     ON THE DATE OF THEIR ACQUISITION


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



V-    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts expressed in millions of euros, except per share data)


1-    ACCOUNTING POLICIES

The consolidated interim financial statements of Publicis and its subsidiaries (Publicis or the Group) have been prepared in accordance with French Generally Accepted Accounting Policies, in accordance with rule 99-02 of the French accounting rules and regulation committee (COMITE DE REGLEMENTATION COMPTABLE or CRC) and in accordance with the French national accounting committee's (CONSEIL NATIONAL DE LA COMPTABILITE or CNC) recommendations with regard to interim financial statements. The consolidated financial statements at June 30, 2004 reflect the effect of the following new rules applicable as from January 1, 2004:

CRC rule 04-03 issued on May 4, 2004:

The French Financial Security act (LOI SUR LA SECURITE FINANCIERE or LSF) of August 1, 2003 includes an accounting regulation which removes the previous requirement that an entity hold shares in another, controlled, entity in order to include it in its scope of consolidation. This new regulation led Publicis to consolidate the entity that issued the Credit Linked Notes as from January 1, 2004. The effect on opening shareholders' equity is (6) million euros (net of tax).

CNC recommendation 03-01 issued on April 1, 2003 in relation to accounting and valuation rules for pensions and other post employment benefits:

Publicis applied the recommendation concerning accounting and valuation rules for pensions and other post employment benefits as from January 1, 2004. Furthermore, in accordance with the CNC's pronouncement of July 22, 2004, Publicis opted for the recognition of actuarial gains and losses in shareholders' equity as from the initial date of application. The effect of opening shareholders' equity is (16) million euros (net of tax).


2-   CHANGES IN THE SCOPE OF CONSOLIDATION

Several acquired agencies (notably Dixit, Ideus, Thompson Murray and Adverbox), of relatively insignificant size compared to the group as a whole, broadened the scope of consolidation compared to the first six months of 2003.

All these acquisitions taken together had a 0,7% effect on consolidated revenues and a -0,2% effect on net income before goodwill amortization.

No significant disposal took place in the first six months of 2004.

Disposals and discontinuance of activities, taken together, represent about 0,8% of consolidated revenues.


3-   SUBSEQUENT EVENTS

No significant subsequent events arose.


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4- INFORMATION ON THE BALANCE SHEET AND THE INCOME STATEMENT

4.1   GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill and other intangible assets, gross:

                                             GROSS VALUE

                            GOODWILL   TRADEMARKS   SOFTWARE      TOTAL
  (IN MILLIONS OF EUROS)               AND CLIENT   AND OTHER
                                    RELATIONSHIPS

DECEMBER 31, 2002             3 244        847         122        4 213
Additions                      269          0          17          286
Disposals                      (8)         (4)        (30)        (42)
Translation and other         (612)        107         (9)        (514)
DECEMBER 31, 2003             2 893        950         100        3 943
Additions                      44           2          22          68
Disposals                      (8)         (1)         (5)        (14)
Translation and other          67          27          (5)         89
JUNE 30, 2004                 2 996        978         112        4 086


Changes in accumulated amortization of goodwill and other intangible assets

                                        ACCUMULATED  AMORTIZATION
                             GOODWILL   TRADEMARKS     SOFTWARE      TOTAL
  (IN MILLIONS OF EUROS)                   AND        AND OTHER
                                         CLIENT
                                      RELATIONSHIPS

DECEMBER 31, 2002              216          15         75          306
Additions                      113          31         16          160
Disposals                      (3)         (2)        (16)        (21)
Translation and other          (29)         22         (7)        (14)
DECEMBER 31, 2003              297          66         68          431
Additions                       50          15          3          68
Disposals                      (1)         (1)         (4)         (6)
Translation and other          (3)          1          (3)         (5)
JUNE 30, 2004                  343          81         64          488

4.2  PROPERTY AND EQUIPMENT, NET

Changes in gross property and equipment

                                          GROSS VALUE
                                LAND AND     OTHER    TOTAL
   (IN MILLIONS OF EUROS)      BUILDINGS

DECEMBER 31, 2002                 196        1 134       1 330
Impact of acquisitions             0           2           2
Additions                          0          103         103
Disposals                         (1)        (149)       (150)
Translation and other            (37)        (52)        (89)
DECEMBER 31, 2003                 158        1 038       1 196
Impact of acquisitions             0           3           3
Additions                          0          55          55
Disposals                         (3)        (38)        (41)
Translation and other              7         (52)        (45)
JUNE 30, 2004                     162        1 006       1 168




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


Changes in accumulated depreciation of property and equipment

                                        ACCUMULATED DEPRECIATION
                                    LAND AND      OTHER       TOTAL
      (IN MILLIONS OF EUROS)        BUILDINGS

DECEMBER 31, 2002                      21          710         731
Impact of acquisitions                  0           2           2
Additions                               7          101         108
Disposals                              (1)        (73)        (74)
Translation and other                 (15)        (19)        (34)
DECEMBER 31, 2003                      12          721         733
Impact of acquisitions                  0           1           1
Additions                               3          52          55
Disposals                               0         (41)        (41)
Translation and other                   3         (63)        (60)
JUNE 30, 2004                          18          670         688


4.3  INVESTMENTS AND OTHER FINANCIAL ASSETS, NET

                                      JUNE 30,    December 31,
       (IN MILLIONS OF EUROS)           2004          2003

Investments   in    non-consolidated      28            29
affiliates
Advances to affiliates                    28            21
Italian  state  treasury  bills (net     376           392
value) /CLN (1)
Other financial assets, gross             89            58
Gross value                              521           500
Provisions   for   investments   and    (22)           (19)
financial assets
NET VALUE                                499           481


(1)IN JULY 2003, PUBLICIS INVESTED IN 380 MILLIONS EUROS OF CREDIT LINKED NOTES
   (CLN) RELATED TO THE CREDIT RISK OF PUBLICIS.
   THE COMPANY THAT ISSUED THE CLN IS AN ENTITY CONTROLLED BY PUBLICIS UNDER THE CRITERIA SET OUT IN CRC RULE 99-02, HOWEVER IT WAS NOT CONSOLIDATED AT DECEMBER 31, 2003 DUE TO PUBLICIS NOT HAVING A SHAREHOLDING IN THE ENTITY AT DECEMBER 31, 2003.
   AS FROM JANUARY 1, 2004, IN ACCORDANCE WITH THE REQUIREMENT OF THE FRENCH FINANCIAL SECURITY ACT (LSF) THAT SPECIAL PURPOSE ENTITIES CONTROLLED UNDER THE CRITERIA SET OUT IN CRC RULE 99-02 BE CONSOLIDATED, THE COMPANY THAT ISSUED THE CLN HAS BEEN INCLUDED IN PUBLICIS' SCOPE OF CONSOLIDATION.
   THE CONSEQUENCES ARE AS FOLLOWS:
- IN THE OPENING BALANCE SHEET AT JANUARY 1, 2004, A PROVISION OF 5 MILLION EUROS AGAINST THE ITALIAN STATE TREASURY BILLS, PREVIOUSLY RECORDED IN THE BALANCE SHEET OF THE COMPANY THAT ISSUED THE CLN, WAS RECOGNIZED THROUGH CONSOLIDATED SHAREHOLDERS' EQUITY (HAVING AN AFTER TAX EFFECT OF (3) MILLION EUROS ON CONSOLIDATED SHAREHOLDERS' EQUITY),
- AT JUNE 30, 2004, THE PROVISION WAS REDUCED TO 4 MILLIONS EUROS. THE REVERSAL OF 1 MILLION EUROS WAS TAKEN TO THE INCOME STATEMENT,
- REMUNERATION OF THE CLN IS LIMITED TO INTEREST EARNED ON THE ITALIAN STATE TREASURY BILLS. THE EFFECT OF THE RESULTING ADJUSTMENT ON OPENING SHAREHOLDERS' EQUITY IS (3) AFTER TAX,
- UNDER FRENCH GAAP THE ASSET SWAP AND THE CREDIT DEFAULT SWAP ARE NOT RECOGNIZED IN THE BALANCE SHEET BUT, RATHER, ARE INCLUDED IN OFF BALANCE SHEET COMMITMENTS.

For information purposes, the market value of the different instruments at June 30, 2004 is as follows:

                                                Market
              (IN MILLIONS OF EUROS)             value

          Asset Swap / Credit Default Swap        16
          Italian state treasury bills           376
          TOTAL CLN                              392
          VALUE AS A PERCENTAGE OF NOMINAL
          VALUE                               103,25%


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

4.4   INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD


Investments accounted for by the equity method totaled 25 million euros at June 30, 2004 (as against 30 millions euros at December 31, 2003). Changes in the first six months of 2004 were as follows:


              (IN MILLIONS OF EUROS)       Balance
                                            sheet
                                            value

          TOTAL AT DECEMBER 31, 2003           30
          Equity in net  income of the first
          six months of 2004                    1
          Dividends paid in 2004                -
          Translation and other                (6)
          TOTAL AT JUNE 30, 2004               25

The main companies accounted for by the equity method are Bartle,  Bogle Hegarty
(BBH) and International Sports and Entertainment (iSe). Their carrying values at June 30, 2004 are 13 million euros and 0,2 million euros, respectively.

4.5   OCEANE 2018 REDEMPTION PREMIUM

The gross amount of the Oceane 2018 redemption premium at June 30, 2004 is 239 millions euros. The redemption premium is amortized under the actuarial method over the 16-year term of the bond. At June 30, 2004, accumulated amortization of the redemption premium totaled 31 million euros. The net carrying value recognized in assets at June 30, 2004 is 208 million euros.



4.6  MARKETABLE SECURITIES

The portfolio of marketable securities, which consists primarily of money market funds, mutual funds, certificates of deposit and bonds, has a net book value of 34 million euros at June 30, 2004 (the market value of the listed securities in the portfolio is very slightly higher than their historical cost).



4.7  SHAREHOLDERS' EQUITY

The analysis of changes in shareholders' equity is presented in Section III. We would like to reiterate that as a result of the decision made in 2002 to cease allocation of treasury stock exclusively to employee stock programs, treasury stock is now deducted from consolidated shareholders' equity.

Changes in the portfolio of treasury stock between December 31, 2003 and June 30, 2004 are as follows:

                                                  NUMBER OF    AMOUNT DEDUCTED
(IN MILLIONS OF EUROS, EXCEPT NUMBER                SHARES           FROM
             OF SHARES)                                          SHAREHOLDERS'
                                                                    EQUITY

TREASURY STOCK AT DECEMBER 31, 2003              13 012 389          323
Purchases in the first six months of                 20 000         -
2004 at an average price of 25,58(euro)
Exercised options                                    (2 868)        -

TREASURY STOCK AT DECEMBER 31, 2004               13 029 521         323


4.8   PROVISIONS FOR CONTINGENCIES AND CHARGES



                  RESTRUCTU- REAL   SUB-  PENSIONS   DEFERRED  LEGAL  OTHER  TOTAL
 (IN MILLIONS OF    RING    ESTATE TOTAL  AND OTHER    TAX
     EUROS)                                 POST-     LIABILI-
                                          EMPLOYMENT   TIES
                                         COMMITMENTS

DECEMBER 31, 2002  257       284    541    234         247      35     112      1 169
Adjustments to
Bcom3
provisions         (38)       41     3                          20               23
Additions            5               5     43           26       7     36       117
Reversals         (111)      (50) (161)   (23)         (22)     (5)   (30)     (241)
Translation and
other              (11)      (43)  (54)    (7)         (15)     (3)    31       (48)
DECEMBER 31, 2003  102       232   334    247          236      54    149     1 020
Impact of
acquisitions                                                                     0
Additions            4         4     8     45(A)         3       1     3        60
Reversals          (35)      (28)  (63)   (27)          (9)     (1)   (6)     (106)
Translation and
other               (8)        3    (5)     4            4      (2)    4         5
JUNE 30, 2004       63       211   274    269          234      52   150       979

(A)  INCLUDING  AN AMOUNT OF 25  MILLION  EUROS  RECOGNIZED  IN  APPLICATION  OF
RECOMMENDATION  03-01 OF THE CNC IN RESPECT OF PENSIONS,  THROUGH A DOUBLE ENTRY
TO SHAREHOLDERS' EQUITY (NET IMPACT OF 16 MILLION EUROS AFTER TAX)



4.9  BONDS, BANK BORROWINGS AND OVERDRAFTS



 Number of             (IN MILLIONS OF EUROS)             JUNE 30,  December 31,
securities                                                  2004       2003

            BONDS (EXCLUDING ACCRUED INTEREST) ISSUED
            BY PUBLICIS GROUPE S.A.:

     20 000 2% bond exchangeable into IPG securities -
            January 2007                                         7         200

 17 624 521 OCEANE 2.75% - January 2018                        690         690

          - OCEANE - January 2018 - redemption premium         239         239

 23 172 413 OCEANE 0.75% - July 2008                           672         672

  2 812 500 OBSA - 2.75% - September 2022- bond
            component (1)                                      471         463

 28 125 000 OBSA - equity warrants with an exercise
            price of 30.5 euros (2)                            182         187

            OTHER BORROWINGS:
            Accrued interest                                    15          16
            Other loans and short-term credit lines            105         124
            Bank overdrafts                                    533         451

            Obligations under capital leases                   146         146

            TOTAL                                            3 060       3 188

(1) THE VALUE OF THE BOND COMPONENT OF THE OBSA CORRESPONDS TO THE PRESENT VALUE OF THE FORMER, USING A DISCOUNT RATE OF 8.5%.
(2) THE AMOUNT CORRESPONDS TO THE FAIR VALUE OF THE WARRANTS AT THE ACQUISITION DATE, (EURO)197 MILLION, AMORTIZED OVER A 20-YEAR PERIOD.




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


Net financial debt, after deduction of cash and marketable securities, amounts to:



      (IN MILLIONS OF EUROS)               JUNE 30,    December 31,
                                            2004         2003

    Bonds, bank borrowings and
    overdrafts, gross                        3 060       3 188
    Italian state treasury bills
    (included in the line "Investments
    and other financial assets, net")        (376)       (392)
    OCEANE redemption premium                (208)       (215)
    Marketable securities                     (34)       (196)
    Cash and cash equivalents              (1 074)     (1 219)
    NET FINANCIAL DEBT                       1 368       1 166


ANALYSIS OF BONDS, BANK BORROWINGS AND OVERDRAFTS BY DATE OF MATURITY


      (IN MILLIONS OF EUROS)                  JUNE 30,    December 31,
                                                2004         2003

     Due in less than one year                   625          735
     Due in one to five years                    749          751
     Due in more than five years               1 686        1 702
     TOTAL                                     3 060        3 188

ANALYSIS OF BONDS, BANK BORROWINGS AND OVERDRAFTS BY CURRENCY


       (IN MILLIONS OF EUROS)                 JUNE 30,     December 31,
                                                2004          2003

     Euros                                      2 476       2 638
     US dollars                                   448         387
     Other currencies                             136         163
     TOTAL                                      3 060       3 188

ANALYSIS OF BONDS, BANK BORROWINGS AND OVERDRAFTS BY TYPE OF INTEREST RATE

Financial debt comprises fixed interest borrowings (which account for three quarters of the total debt at June 30, 2004) with an average rate of 3,80% for the first six months of 2004 (this rate takes into account the additional interest related to the present value calculation of the OBSA bond component). The variable rate portion of the debt (one quarter of the total debt at June 30, 2004) has an average interest rate for the first six months of 2004 of 2,7%.


4.10  OFF-BALANCE SHEET COMMITMENTS

The nature and amount of off-balance sheet commitments, as described in the reference document for 2003, did not vary significantly between December 31, 2003 and June 30, 2004, except for commitments borne in relation to the CLN (see note 4.3 concerning the consolidation of the entity which issued the CLN).

They are principally comprised of:

o     Commitments given under operating lease contracts

o     Commitments and options related to the purchase of minority interests

o    Commitments related to bonds issued by Publicis Groupe S.A., being:
     -     2% bond exchangeable into IPG securities (for the balance not repaid)
     -     Oceane 2.75% January 2018
     -     Oceane 0.75% July 2008
     -     OBSA 2.75% September 2022
     -     ORANEs September 2022

o     Unused credit lines
o     Guarantees given in favor of International Sports and Entertainment (iSe)

As of June 30, 2004, there are no other significant pledges or guarantees, nor any other significant off-balance sheet commitment as defined under applicable accounting standards.


4.11  DEPRECIATION AND AMORTIZATION EXPENSE

                                                    JUNE 30,    June 30,
               (IN MILLIONS OF EUROS)                2004         2003

   Amortization of other intangible assets
   (excluding goodwill and intangibles arising on
   acquisition)                                       (3)         (6)
   Depreciation of property and equipment            (55)        (59)
                                                   ------------------------
   DEPRECIATION AND AMORTIZATION OF OTHER
   INTANGIBLE ASSETS AND PROPERTY AND EQUIPMENT      (58)        (65)
   Amortization of intangibles arising on
   acquisition                                       (15)        (16)
   Amortization of goodwill                          (50)        (46)
                                                   ------------------------

   TOTAL DEPRECIATION AND AMORTIZATION              (123)       (127)



4.12 NET FINANCIAL COSTS

                                                    JUNE 30,    June 30,
             (IN MILLIONS OF EUROS)                   2004        2003

Interest and other financial costs, net               (28)        (30)
Exchange losses, net                                   (3)         (1)
Dividends received from non-consolidated
affiliates                                              1           -
Provisions on financial assets                          -          (2)
Financial costs on unwinding of discount on
long-term real estate provisions (at a rate of
5%)                                                    (4)          -

TOTAL                                                 (34)        (33)



4.13 EXCEPTIONAL ITEMS

Exceptional items can be broken down as follows:


                                                   JUNE 30,    June 30,
             (IN MILLIONS OF EUROS)                 2004        2003

Discontinuance of activities and adjustment of
structures                                             -           -

Capital gains (losses) on the disposal of assets       3          (1)
                                                 -----------------------

EXCEPTIONAL ITEMS                                      3          (1)

4.14 INCOME TAXES

The effective tax rate was 34,5% for the first six months of 2004, in line with the effective rate calculated on the basis of the most recently produced Group forecasts for the full-year 2004, compared with 39,6% for the first six months of 2003 and 37,8% for the full 2003 financial year.


5-    EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE


Earnings per share is calculated taking into account Group net income of 80 million euros and an average number of shares of 182 378 thousand, as against Group net income of 65 millions euros and 182 820 thousand shares at June 30, 2003.



Earnings per share before amortization of goodwill and intangibles arising on acquisition is calculated taking into account adjusted income of 145 million euros, after adding back 65 million euros of amortization of goodwill and intangibles arising on acquisition, as against adjusted income of 127 million euros at June 30, 2003. The average number of shares taken into consideration is 182 378 thousand as against 182 820 thousand at June 30, 2003.



Diluted earnings per share is calculated taking into account net income of 80 million euros, adjusted for an amount of 17 million euros representing financial costs related to both the OCEANEs and the ORANEs, being adjusted income of 97 million euros.



The average number of shares taken into consideration is 251 647 thousand, after taking into account potential share issues resulting from the conversion of financial debt and the exercise of stock options and equity warrants (BSAs) in circulation, in all cases where such instruments have a dilutive effect of earnings per share. In this respect it should be noted that the calculation of dilution, when funds are obtained at the date of exercise of rights attached to certain instruments, is performed using the treasury stock method. Thus potential exercise of stock options whose exercise price is greater than 24.18 euros (being the average share price in June 2004), and of equity warrants whose exercise price is 30.5 euros, was not taken into consideration in determining the diluted number of shares. The number of shares taken into consideration at June 30, 2003 was 228 996 thousand.



Diluted earnings per share before amortization of goodwill and intangibles arising on acquisition is calculated taking into account adjusted income of 162 million euros, after adjusting for savings in financial costs as described above and adding back 65 million euros of amortization of goodwill and intangibles arising on acquisition, as against adjusted income of 136 million euros at June 30, 2003.



The average number of shares taken into consideration is 251 647 thousand after taking into consideration potential share issues resulting from the conversion of different financial instruments, as described above, as against 228 996 thousand at June 30, 2003.

6-   SEGMENT INFORMATION

o     INFORMATION BY GEOGRAPHICAL REGION

                                          Other     North     Rest of
    (IN MILLIONS OF EUROS)       France    Europe   America   World    TOTAL

SIX MONTHS TO JUNE 30, 2004

Reconstituted billings            1 379     3 581    7 929     2 126   15 015

Revenues                            209       542      808       288    1 847

Operating income before
depreciation and amortization        54        47      183        40      324

Operating income before
amortization of intangibles
arising on acquisition               46        40      149        31      266

Operating income                     45        35      140        31      251

Net income after tax, Group
interest *                           11         5      100        14      130

Goodwill, property and
equipment and intangible
assets, net                         229       980    2 336       533    4 078

SIX MONTHS TO JUNE 30, 2003

Reconstituted billings            1 307     3 542    8 487     1 998   15 334

Revenues                            198       536      866       270    1 870

Operating income before
depreciation and amortization        54        74      169        17      314

Operating income before
amortization of intangibles
arising on acquisition               47        55      139         8      249

Operating income                     47        54      124         8      233

Net income after tax, Group
interest *                            9        12       84         7      112

Goodwill, property and
equipment and intangible
assets, net                         214       933    2 595       398    4 140



YEAR TO DECEMBER 31, 2003

Reconstituted billings            2 726     7 661   17 601     4 183   32 171

Revenues                            405     1 138    1 737       583    3 863

Operating income before
depreciation and amortization       106       137      361        73      677

Operating income before
amortization of intangibles
arising on acquisition               91        97      305        60      553

Operating income                     91        89      285        57      522

Net income after tax, Group          20        24      189        30      263
interest *

Goodwill, property and
equipment and intangible
assets, net                         238     1 120    1 954       663    3 975


(*) BEFORE GOODWILL AMORTIZATION

o INFORMATION BY BUSINESS SEGMENT:

It is no longer meaningful to present two distinct business segments given the scale of the Group's Communication division since its acquisition of Bcom3. The Group thus now operates in a single business segment. Its operational structure may no longer be represented as comprising a set of companies categorized into distinct segments or businesses. This new structure, which has been in the making for several years, is designed to provide the Group's clients with a global, holistic service offering, which meets all of their communications needs

A segmental analysis of the Group by business segment is therefore no longer pertinent in view of the Group's current organizational structure



7-   OTHER INFORMATION

7.1  GROUP HEADCOUNT

The Group had a headcount of 35 696 as of June 30, 2004, as against 35 166 as of December 31, 2003. This increase was principally due to growth in the media buying business and to the reopening of the Drugstore. The breakdown of employees by geographic segment is as follows:




                                              JUNE 30,    December 31,
                                                2004          2003

     France                                    3 845        3 700
     Other Europe                             10 053       10 032
     North America                            11 117       11 139
     Rest of World                            10 681       10 295

     TOTAL                                    35 696       35 166



7.2  STOCK OPTION PLANS

The status of outstanding options at June 30, 2004 is as follows:

                                     PUBLICIS  EX SAATCHI &  EX NELSON    TOTAL
                                                  SAATCHI     OPTION
                                               OPTION PLANS    PLANS

Options outstanding at December
31, 2003                               14 292 882  43 545    137 034  14 473 461

Options granted in the first six
months of 2004                             -          -            -         -

Options exercised in the first six
months of 2004                          (30 850)   (10 038)   (2 868)   (43 756)

OPTIONS OUTSTANDING AT JUNE 30, 2004  14 262 032    33 507   134 166  14 429 705



7.3  PARENT COMPANY CAPITAL STOCK

As a result of options exercised in the first six months of 2004, Publicis Groupe S.A.'s capital stock has increased from 78 151 thousand euros at December 31, 2003 to 78 168 thousand euros at June 30, 2004. It is comprised of 195 419 141 shares with a nominal value of 0.4 euro each at June 30, 2004.

As of June 30, 2004 the ownership structure in terms of shareholdings and voting rights was as follows:


                              SHARES OWNED       %        VOTING RIGHTS     %

Elisabeth Badinter (1)         20 195 340       10,33%       40 390 680   18,84%

Dentsu Inc (2)                 35 518 504       18,18%       35 518 504   16,57%

Treasury stock                 13 029 521        6,67%              -         -

Public (registered
and bearer shares)            126 675 776       64,82%      138 486 776   64,59%

TOTAL                         195 419 141      100.00%      214 395 960  100.00%

   (1) FULL OWNERSHIP AND BENEFICIAL  OWNERSHIP  ("USUFRUIT")
   (2) FULL OWNERSHIP AND BARE LEGAL TITLE ("NUE PROPRIETE")

VI- REPORT ON ACTIVITY DURING THE PERIOD


The encouraging trends that emerged on advertising markets in the second half of 2003 continued into the first half of 2004, with strong growth in North America and the Asia-Pacific region, while recovery continued in Latin America and business started up by stages in Europe after holding flat over a prolonged period. Markets staged a very gradual return to growth in countries including France and Germany during the period, following the lead of southern Europe and the UK, which have benefited from more favorable environments for several months. In contrast, some other European markets -- including the Netherlands and Scandinavia -- contracted or held steady at best. The period also brought an important sign of renewed confidence among advertisers, with more and more accounts on a significant scale being put out for bids, especially in media buying and media consultancy. Competition for accounts at holding company level, while still modest, is emerging clearly with examples including HSBC and Samsung.

Publicis Groupe had a highly satisfactory first half as we had expected, with 4.5% organic growth drawing support from all geographic regions. New Business reached a healthy net total of (euro)1.6 billion, reflecting gains in both advertising and media buying & mEDia consultancy.

Processes relating to the integration of Bcom3 were naturally a main focus of efforts during the period, with initiatives such as the implementation of shared resource centers and the restructuring of real estate moving ahead in keeping with our aim, which is to achieve the desired level of efficiency as quickly as possible. Other reorganization also made good progress. This concerned in particular the creation of ARC and the launch of ARC North America, bringing together assets mainly from Frankel, Semaphore Partners and iLeo. ARC North America has been linked up to Leo Burnett as a means to enhance the network's holistic offering. Separately, our Group merged Bromley with Publicis Sanchez & Levitan to create the biggest Hispanic agency in the US. The only significant acquisition in the first half was Thompson Murray, a US shopper-marketing agency that will be the key component of the future Saatchi & Saatchi X worldwide marketing services network.

This review of the first half would not be complete without a word about the reopening of the Publicisdrugstore on February 4 after two years' work and the renovation of the Publicis building's facade. This landmark of Parisian life -- just a stone's throw away from the Arc de Triomphe -- is steadily regaining recognition as a preferred place to meet and relax.



GROUP

STATEMENT OF INCOME

Consolidated revenues of Publicis Groupe in the six months to June 30, 2004 came to (euro)1,847 million, showing a decline of 1.2% from (euro)1,870 million in the same period of 2003. This is solely due to the declines of a number of currencies, particularly the US dollar, against the euro and revenues for the period thus showed an organic rise of 4.5%. The effect of changes in the scope of consolidation was negligible.

The negative impact of translation into euros was (euro)98 million altogether on revenues, of which (euro)86 million concerned the US dollar, with the average euro value of the dollar down 10% from the first half of 2003 to the first half of 2004. Declines in the euro values of other currencies had only a marginal impact on consolidated financial data. Importantly, the effects faded as of the second quarter, since the first quarter accounted for (euro)71 million or over two-thirds of the total negative impact, and the second for only (euro)27 million.

At constant exchange rates and scope of consolidation, revenues showed an organic rise of 4.5%. This overall figure reflected the combined effects of like-for-like rises that included 2.0% in Europe, 3.9% in North America, 7.8% in the Asia-Pacific area, 28.2% in Latin America and 12.0 % for the rest of the world (i.e., Africa and the Middle East).

Payroll expense for this period amounted to (euro)1,078 million, or 58.4% of revenues, down from 58.8% in the same period of 2003, reflecting the first effects of restructuring in connection with the integration of Bcom3. Similarly, other operating expense, amounting to (euro)445 million, declined from 24.4% of revenues in the first half of 2003 to 24.1% of revenues in the first half of this year as a result of the reorganization of administration and real estate. Total operating expense was down 2.1% from the first half of 2003, easing 70 basis points from 83.2% to 82.5% of revenues. Operating income before depreciation and amortization rose 3.2%, from (euro)314 million in the first half of 2003 to (euro)324 milliON in the first half of 2004.

Depreciation and amortization for the period amounted to (euro)58 million or 3.1% of revenUEs, down from (euro)65 million in the first half of 2003.

Operating income before goodwill and amortization of acquisition-related intangibles rose 6.8% from (euro)249 in the first half of 2003 to (euro)266 million, bringing a sharp rise in operating margin (operating income before goodwill and amortization of acquisition-related intangibles/revenues), up 110 basis points from 13.3% to 14.4% in line with group targets.

Operating income was up 7.8% to (euro)251 million, for a 12.6% like-for-like rise.

Net interest and other financial items represented a charge of (euro)34 million compared with (euro)33 in the first half of 2003. This reflects a number of changes since the beginning of 2003. Higher charges result in part from a revision of provisions for real estate relating to the Bcom3 acquisition, representing a total (euro)4 million, and payments on the convertible bonds (OCEANE) issued in July 2003. The net figure benefited from income on credit-linked notes acquired in 2003 and the elimination over one quarter, from March 2004 on, of interest expense on Interpublic convertible bonds as a result of the exercise by a majority of holders of a put option in March this year. Charges for other debt, primarily at fixed interest rates, showed no significant change.

The tax rate was 34.5%, which was significantly lower than the 39.7% charge in the first half of 2003. This is in large part attributable to the first benefits of measures taken to optimize the Group's fiscal position and simplify legal structures in the wake of the Bcom3 acquisition.

Before amortization of goodwill, consolidated net income excluding minorities came to (euro)130 million, or 16% more than the (euro)112 million reported in the same period of 2003.

Amortization of goodwill showed a modest rise to (euro)50 million.

Minority interests rose from (euro)12 to (euro)15 million as the rise in earnings of agencies with minority shareholders outweighed the effects of the 2003 buyout of minority shareholders in ZenithOptimedia and Starcom Motive.

After amortization of goodwill, net income excluding minorities came to (euro)80 million, showing a rise of 23% from (euro)65 million in the first half of 2003.

Net income per share (before amortization of goodwill and acquisition-related intangibles) came to (euro)0.80, showing a rise of 16% from the first half of 2003. After dilution, this was (euro)0.64, up 8.5% from the first half of 2003.



BALANCE SHEET AND FINANCING

Consolidated   shareholders'  equity  excluding  minority  interests  rose  from
(euro)726 million at December 31, 2003 to (euro)823 million at June 30, 2004. Minority interests were practically unchanged at (euro)53 million, as were outstanding bonds redeemable in new or existing shares (ORANES), representing an amount of (euro)495 million. Shareholders' equity was buoyed by both the profit for the period and gains on currency translation.

Net  financial  debt rose from  (euro)1,166  million  at  December  31,  2003 to
(euro)1,368 million at June 30, 2004. This rise mainly reflected seasonally high working capital requirement and cash outflows for restructuring charges. A comparison of the situation at June 30, 2004 to that one year earlier -- a more accurate picture, given the seasonal nature of business -- shows net debt down from (euro)1,553 million to (euro)1,368 million, i.e., a (euro)185 million reduction, with the ratio of net debt to shareholders' equity including bonds redeemable in new or existing shares down from 112% at June 30, 2003 to 100% at June 30, 2004.

Other balance sheet items varied little over the first half except for the impact of exchange rates, the use of provisions in connection with the integration of Bcom3 and the rise in working capital requirement just mentioned.

Gross cash flows amounted to (euro)231 million in the first half of 2004 compared with (Euro)214 million in the same period of 2003. Working capital requirement rose by (euro)155 million, over this six-month period reflecting seasonal variation in business, but showed an improvement of (euro)58 million from June 30, 2003. This marks an encouraging first step in the Focus On Cash program, which is now well under way and should yield increasing benefits over the months ahead. Outlays on restructuring totaled (euro)50 million over the period, while capital expenditure amounted to (euro)59 million and acquisitions of subsidiaries to (euro)81 million. The last figure mainly concerns Thompson Murray, a shopper-marketing agency in the US and increased in interests in Triangle (UK) and Stella (France). No significant purchases of Publicis Groupe's own shares were made during the period.



MOVE TO IFRS ACCOUNTING STANDARDS

The consolidated accounts of Publicis Groupe, as required by European law, must be presented in accordance with International Financial and Reporting Standards
(IFRS) beginning January 1, 2005, with comparative information shown for 2004. In January 2004, under the guidance of Group financial management, Publicis Groupe created IFRS implementation task forces to identify principal accounting differences and to prepare the opening balance sheet at January 1, 2004, in accordance with the rules applicable in 2005.

Analysis of the differences between IFRS standards and the accounting policies currently applied by the Group is still in progress.

IAS 39 is still, to this day, the subject of discussion however, in view of the significant effects of the standards on financial instruments (IAS 32 and IAS
39), the Group has identified the following potential impacts:


     o Treatment of bonds convertible into ordinary shares (OCEANEs), bonds repayable in ordinary shares (ORANEs) and bonds with attached equity warrants (OBSAs) Hybrid financial instruments will be split into a debt component and an equity component at the date of issue. The fair value of the debt component at date of issue will be determined by discounting future contractual cash flows using a market rate for a bond with the same conditions without a conversion option. The debt component is subsequently valued on an amortized cost basis. The fair value of the equity component is determined at date of issue as the difference between the fair value of the debt component and the fair value of the entire bond. The equity component, once determined, is fixed and will not be revalued at each balance sheet date. In consequence, treatment under IFRS should lead to an increase in shareholders' equity in the opening balance sheet and to an increase in financial costs in the income statement.

     o    Treatment  of IPG  securities
          As IPG securities will be treated as available for sale assets, changes in their fair value will be recorded in shareholders' equity.

     o    Treatment of Credit Linked Notes (CLN)
          The consolidation of the entity that issued the CLN, already effected in 2004 under French standards, will be broadened to include the related financial instruments currently treated as off-balance sheet items (Asset Swap, Credit Default Swap) The application of IFRS standards to the different financial instruments will have the following consequences: - The Italian state treasury bills will be treated as available for sale assets at their fair value. Changes in fair value will be recorded in shareholders' equity.

          - The Asset Swap and the Credit Default Swap will be treated as derivatives, recorded at fair value, and changes in fair value will be taken to the income statement.

IFRS 1, being the standard in respect of first-time adoption of IFRS was approved by the European Union in April 2004 and certain important standards and interpretations published by the IASB are undergoing a final adoption process by the European Union. This process mainly concerns the standard in respect of business combinations (IFRS 3), revised versions of standards on asset impairment (IAS 36) and intangible assets (IAS 38), and the standard on share based payment (IFRS 2).

The Group, at this stage, has identified the following differences of principle between IFRS standards (known as at the end of June 2004) and the accounting policies currently applied by the Group:

     o   Methodology for first-time application of IFRS (IFRS 1)
         The Group is currently considering the following options permitted under IFRS 1:
               o Restatement, or not, of business combinations which took place before January 1, 2004;
               o Valuation of non-current assets at January 1, 2004 and the possibility to retain fair value as the assumed cost of certain specific real estate assets;
               o Treatments of exchange differences recognized in shareholders' equity.

     o The manner of recognition of share options granted by the Group to its employees Under IFRS 2, the fair value of options granted is recognized in personnel costs over the period over which the options vest.

     o   Asset impairment tests (IFRS 3, IAS 36 et IAS 38)
         Work is notably in progress on goodwill and intangible assets. IFRS standards no longer allow amortization of goodwill but rather require that impairment tests be performed annually for both goodwill and intangible assets with indefinite useful lives.

     o   Presentation   of  financial   statements
         The presentation of the consolidated income statement will need to be modified by including exceptional write-downs in goodwill, and other items currently included in exceptional items, in the calculation of operating income. The balance sheet presentation will need to be revised to separate out long-term and short-term items.


     o   Segment  information
         A study is currently being performed, and will also take into account practices in the sector. As concerns Group practices, analyses show that the different entities in the Group operate within comparable profitability parameters and do not show major differences in terms of risk profile. This could thus lead to considering that the Group is comprised of a single segment.


Lastly,   analysis  is  still  in  progress   concerning   information   systems
implications of the project of moving to IFRS standards.



FULL-YEAR OUTLOOK

The worldwide advertising market is expected to post further healthy rises in 2004 as growth stabilizes or eases slightly in North America and Asia, while Latin America makes up for earlier lags and, most importantly, main European markets gradually return to an expansionary track. At present, we fell that the group should once again post quicker growth than the market, raising market share as strong gains in New Business in 2003 and early 2004 generating additional revenues throughout the year.

Our priorities remain profitability and effective financial management, and we stand by our target of 15% operating margin for the full year 2004. There will be no letup in our efforts to improve management of working capital and cash to reduce debt and preserve financial leeway.

VII- STATUTORY  AUDITORS'  REPORT  ON THE  LIMITED  REVIEW  OF THE  CONSOLIDATED
     INTERIM FINANCIAL STATEMENTS
     (Articles L. 232-7 of the French Commercial Code and 297-1 of the French ministerial order dated March 23, 1967)

(Free translation of the French original)

In our capacity as statutory auditors of Publicis Groupe S.A. and in accordance with Article L. 232-7 of the French Company Law (Code de Commerce), we have performed the following procedures:

o a limited review of the accompanying summary of operations and consolidated income statement as they appear in the consolidated interim financial statements of Publicis Groupe S.A. for the six-month period ended June 30, 2004,

o    an examination of the information provided in the Company's interim report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance (i.e., less than would result from a full audit) that the consolidated interim financial statements are free from materiel misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information, which we considered necessary from Company management and other appropriates sources.

Based on our review, nothing has come to our attention giving cause to believe that the accompanying interim consolidated financial statements, prepared in accordance with French accounting principles and regulation, do not present fairly, in all material respects, the net assets, financial position, and result of operations of the companies comprising the Group.

Without  qualifying the opinion  expressed  above, we draw your attention to the note 1 of Notes to the consolidated financial statements relating to the changes in accounting principles due to the first application, as of January 1, 2004, of CRC 04-03 regulation and to the CNC n(degree)R-03-01 recommendation relating to "retirement benefits and similar benefITs".

We have also examined, in accordance with French professional standards, the fairness of the information contained in the interim management report accompanying the consolidated interim financial statements submitted for our limited review.

We have nothing to report on the fairness of the information contained in the interim management report and its consistency with the consolidated interim financial statements.



Paris, September 2, 2004

                               Statutory auditors

           Mazars & Guerard                       Ernst & Young Audit



Frederic Allilaire         Isabelle Massa                  Bruno Perrin


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